UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                Amendment No. 1


                   Under the Securities Exchange Act of 1934


                             EQK REALTY INVESTORS I
                    ---------------------------------------
                                (Name of Issuer)

                          Shares of Beneficial Interest
                    ---------------------------------------
                         (Title of Class of Securities)

                                     268820-101
                               ------------------
                                 (CUSIP Number)

                                 August 3, 1998
     -------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [    ]     Rule 13d-1(b)

        [  X ]     Rule 13d-1(c)

        [    ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages(s))

                                  SCHEDULE 13G

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1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     Sutter Opportunity Fund, LLC

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2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------
--------------------------------------------------------------------------------

3)   SEC Use Only

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4)   Citizenship or Place of Organization

     California

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Number of Shares    (5)  Sole Voting Power
Beneficially Owned
by Each Reporting   627,500 shares
Person with

                    (6)  Shared Voting Power

                    627,500 shares

                    (7)  Sole Dispositive Power

                    627,500 shares

                    (8)  Shared Dispositive Power

                    637,500 shares

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     627,500 shares

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [ ]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                   6.7%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                              OO
     (See Instructions)

--------------------------------------------------------------------------------

Item 1.
------

     (a) The name of issuer as to whose securities this statement relates is EQK Realty Investors I (the "Issuer").

     (b) The address of the Issuer's principal place of business is 5775 Peachtree Dunwoody Road, Suite 200D, Atlanta, Georgia 30342.


Item 2.
-------


     (a-c) Sutter Opportunity Fund, LLC (the "Reporting Person"), is a California limited liability company. Sutter Opportunity Fund, LLC is managed by its managing member, Sutter Capital Management, LLC, a California limited liability company, which is in turn managed by its managing member, Robert E. Dixon, a California resident and Canadian citizen. The principal business address of each of the entities and Mr. Dixon is 595 Market Street, Suite 2100, San Francisco, California 94105. The Reporting Person has acquired the subject securities in the ordinary course of its business of securities investment and not with the purpose or effect of changing or influencing control of the issuer or in connection with or as a participatant in any transaction having that purpose or effect.


     (d-3) The subject securities are the shares of beneficial interest of EQK Realty Investors I, CUSIP # 268800-101.

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
------   (c) check whether the person filing is a:

     (a-i) Not applicable.

Item 4.  Ownership.
------   ---------

     (a-c) The Reporting Person will have voting and disposition power, whether deemed sole or shared, over a total of 627,500 shares of beneficial interest.


Item 5.  Ownership of Five Percent or Less of a Class.
------   --------------------------------------------

         Not applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
------   ---------------------------------------------------------------

         The subject shares are all owned by the Reporting Person on behalf of its equity owners. No person's interest in the Reporting Person represents ownership of in excess of 5% of the class outstanding. None of the Reporting Person's equity owners has any direct ownership or control of the subject securities.

Item 7.  Identification and Classification of the Subsidiary Which
------   ---------------------------------------------------------
         Acquired the Security Being Reported on By the Parent Holding
         -------------------------------------------------------------
         Company.
         -------

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.
------   ---------------------------------------------------------

          Not applicable.


Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Not applicable.

Item 10.  Certification.
-------   -------------

     By signing below, the undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.


Date:  August 14, 1998             Sutter Opportunity Fund, LLC


                                        By:  Sutter Capital Management, LLC
                                             Manager

                                             By:  /s/ Robert E. Dixon
                                                  Manager